Exhibit 21

Subsidiaries of the Registrant

Name	State/Location of Incorporation
LSB Risk Management, Inc.	Nevada
City Savings Statutory Trust I	Connecticut
The LaPorte Savings Bank	Indiana
LSB Investments, Inc. (1)	Nevada
LSB Real Estate, Inc. (2)	Maryland

(1)	Wholly owned subsidiary of The LaPorte Savings Bank

(2)	Wholly owned subsidiary of LSB Investments, Inc.